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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                             -

                          Bryn Mawr Bank Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $1 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  117665-10-9
     --------------------------------------------------------------------
                                (CUSIP Number)

                               Robert D. Denious
                          Drinker Biddle & Reath LLP
1100 PNB Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 6, 1997
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------                    ------------------------------
CUSIP No.  117665-10-9                             Page    2    of    4  Pages
         ----------------                              ---------  -------
-----------------------------                    ------------------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   George W. Connell

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                        (b) [_]


--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                      133,120
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH        ---------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            133,120
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   133,120
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDE OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 4 Pages


         This statement amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission by George W. Connell on March 8, 1995 with respect to Mr. Connell's ownership of the Common Stock, par value $1 per share (the "Shares"), of Bryn Mawr Bank Corporation, a Pennsylvania corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         As of the date of this statement, Mr. Connell beneficially owns an aggregate of 133,120 Shares purchased for total consideration (including mark-ups) of $729,418.84. Mr. Connell acquired such Shares by using personal funds.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) As of the date of this statement, Mr. Connell beneficially owns 133,120 Shares, constituting 6.0% of the Issuer's issued and outstanding Shares, based upon an aggregate of 2,205,665 shares of Common Stock of the Issuer issued and outstanding (as set forth in the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 31, 1996).

         (b) Mr. Connell has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the subject Shares.

         (c) During the past 60 days, Mr. Connell effected seven transactions in the Shares. On March 6, 1997, Mr. Connell purchased in the open market 1,000 Shares for $34.14 per Share (including mark-ups) for a total consideration of $34,143.50. On March 7, 1997, Mr. Connell purchased in the open market 1,000 Shares for $34.28 per Share (including mark-ups) for a total consideration of $34,278.50. On March 19, 1997, Mr. Connell purchased in the open market 1,000 Shares for $34.54 per Share (including mark-ups) for a total consideration of $34,543.50. On April 10, 1997, Mr. Connell purchased in the open market 1,000 Shares for $35.56 per Share (including mark-ups) for a total consideration of $35,562.84. On April 15, 1997, Mr. Connell purchased on the open-market 1,000 Shares for $35.04 per Share (including mark-ups) for a total consideration of $35,043.50. On April 18, 1997, Mr. Connell purchased in the open market 2,000 Shares for $34.50 per Share (including mark-ups) for a total consideration of $69,000. On May 6, 1997, Mr. Connell purchased

                                                               Page 4 of 4 Pages

in the open market 5,000 Shares for $33.75 per Share (including mark-ups) for a total consideration of $168,750.

     (d)  Not Applicable.

     (e)  Not Applicable.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ George W. Connell
                                             -----------------------------------
May 7, 1997                                  George W. Connell